UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33830Q109

(CUSIP Number)

August 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Bluescape Energy Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,065,702(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,065,702(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,065,702(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 36,065,702 shares of Common Stock (as defined below) issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes (as defined below).
(2)

Calculated based on 63,311,472 shares of Common Stock outstanding as of June 11, 2024, as reported in the prospectus dated June 26, 2024 to the Issuer’s Registration Statement on Form S-3 (File No. 333-280187), filed on June 27, 2024, as increased by the 36,065,702 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons BEP Special Situations IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,065,702(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,065,702(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,065,702(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 36,065,702 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
(2)

Calculated based on 63,311,472 shares of Common Stock outstanding as of June 11, 2024, as reported in the prospectus dated June 26, 2024 to the Issuer’s Registration Statement on Form S-3 (File No. 333-280187), filed on June 27, 2024, as increased by the 36,065,702 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024 and Amendment No. 2 filed with the SEC on June 13, 2024 (together, the “Original Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc. (the “Issuer”) whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On August 25, 2024, BEP Special Situations IV LLC (“BEP SS IV”) and the Issuer entered into a debt commitment letter (the “Debt Commitment Letter”) pursuant to which BEP SS IV has agreed to purchase $3,000,000 in aggregate principal amount of additional senior secured convertible notes (the “Additional Convertible Notes”), contingent on the satisfaction of certain conditions set forth therein, including the Issuer’s consummation of an equity financing (the “Equity Financing”) and the amendment of the Amended and Restated Note Purchase Agreement, by and among the Issuer, BEP SS IV, Ascend Global Investment Fund SPC for and on behalf of Strategic SP and the other parties thereto. The terms of the Additional Convertible Notes are expected to be substantially similar to the Convertible Notes and the conversion price for the Additional Convertible Notes will be $0.9375, 125% of the price per share of the shares sold in the Equity Financing. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 11 to this Schedule 13D and is incorporated by reference herein.

On August 26, 2024, BEP SS IV entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, the Reporting Persons are restricted for up to 90 days from making certain sales or dispositions of securities of the Issuer held by them. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 12 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 11. Debt Commitment Letter, dated August 25, 2024, by and between the Company and BEP SS IV (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 26, 2024).

Exhibit 12. Lock-Up Agreement, dated August 26, 2024, by and between the Issuer and BEP SS IV.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2024	BLUESCAPE ENERGY PARTNERS IV GP LLC

By: Bluescape Resources GP Holdings LLC
Its: Managing Member

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BEP SPECIAL SITUATIONS IV LLC

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer